EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

January 2023 and December 2022

Item 3 News Releases

N/A.

Item 4 Summary of Material Change

On December 12, 2022, the Company granted 20,000 stock options with exercise price of $0.16 and expiry date of December 11, 2024 to a consultant. On January 13, 2023, the Company granted 1,800,000 stock options with exercise price of $0.16 and expiry date of January 12, 2023 to officers, directors and consultants.

On January 16, 2023, the Company filed a Notice of Meeting and Record Dates for its upcoming Annual General Meeting to be held on March 30, 2023 with a record date of February 10, 2023.

Item 5 Full Description of Material Change

Refer to Item 4.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

January 17, 2023